UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Form U-3A-2			File No. 61-193


	Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

	C. T. WILLIAMS & CO., INC.
	and
	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

	1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

	C. T. WILLIAMS & CO., INC.

A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.
 (The company changed its name from Williams Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	A 81.37% owned subsidiary corporation of C. T. Williams
& Co., Inc., organized under the laws of the Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas
Service corporation to Southwestern Virginia Energy
Industries, Ltd.  The corporation is a Public Utility
Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.

	SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized June 30,
1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia
Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

	MIDWAY BOTTLED GAS COMPANY, INC.

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its businss is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

	SOUTHWESTERN VIRGINIA GAS COMPANY

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public
Utility company subject to the jurisdiction of the State
Corporation Commission of Virginia, doing business exclusively in Virginia.

	DUMBARTON UNDERGROUND, INC.

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation changed its name from Batts Neck Properties, Inc.
toDumbarton Underground, Inc. July 1, 2001. The corporation is engaged in underground boring operations.
 All of the business is carried on in the Commonwealth of Virginia.

	2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:

	C. T.WILLIAMS & CO., INC.

	C. T. Williams & Co., Inc. is a Public Utility Holding
Company, which was organized under the laws of the Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern
Virginia Energy Industries, Ltd., and various other investments.

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	Southwestern Virginia Energy Industries, Ltd., is a
public utility holding company.  Its business is to own
161,045 shares (100%) of Southwestern Virginia Gas
Company common stock, a public utility company;  5,000
shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas
Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 1,350 shares
(100%) of Dumbarton Underground, Inc. common stock; and other investments.

	SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

	This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The Company purchases its natural gas requirements from Williams Co.
and Amoco at various points on Transcontinental Gas
Pipeline Corporation's (Transco) system. The gas is transmitted from the point of purchase to the Company's tie in with Transco and then to the city of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania,
Virginia.

3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

(a)	Number of Kwh. of electric energy sold (at
retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

	No electric energy was sold and 1,215,139 Mcf of natural gas was sold in Virginia with associated revenues of $8,668,282, and 497,108 Mcf of natural gas was transported to Virginia with associated revenues of $214,379 by the subsidiary public utility, Southwestern Virginia Gas Company.

(b)	Number of Kwh. of electric energy and Mcf of
natural or manufactured gas distributed at retail outside the State in which each such company is organized:

			NONE

(c)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

			NONE

(d)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas purchased outside of State in which each such company is organized, or at the State line.

1,221,505 Mcf. purchased in Texas,
Louisiana, and Mississippi with
associated cost of $5,748,980

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of
the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

			NONE

(b)	Name of each system company that holds an
interest in such EWG or foreign utility company;
and description of interest held.

			NONE

(c)	Type and amount of capital invested, directly
or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

			NONE

(d)	Capitalization and earnings of the EWG or
foreign utility company during the reporting period.

			NONE

(e)	Identify any service, sales or construction
contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

			NONE


	EXHIBIT A

	A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

	SCHEDULES 1 AND 2

	Attached Hereto

	The above-named claimant has caused this statement to be duly
executed on its behalf by its authorized officer on this   24
day of  February , 2003.

						C. T. WILLIAMS & CO., INC.




						By__________________________________
						    C. T. Williams, III
						     President

(CORPORATE SEAL)

ATTEST:



__________________________




						SOUTHWESTERN VIRGINIA ENERGY IND.,
						LTD.




						By____________________________
						    Ralph J. Pruitt
						    Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:



_________________________

	Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

				Ralph J. Pruitt
				Vice President of Finance & Treasurer
				Southwestern Virginia Energy Ind., Ltd.
				208 Lester Street
				Martinsville, Virginia 24112


				C. T. Williams, III
				President
				C. T. WILLIAMS & CO., INC.
				9690 Deereco Road
				Suite 130
				Timonium, Maryland  21093


EXHIBIT B

Item No.   Caption Heading                    Amount

        1      Total Assets 				=   $11,760,145
        2     Total Operating Revenues		=    12,897,614
        3     Net Income				=       282,816


	EXHIBIT C

		There are no EWG or foreign utility companies in the holding company system.


C. T. WILLIAMS
& CO., INC.                                                                                   Exhibit A
CONSOLIDATING STATEMENT                                                                      Schedule 1
OF INCOME & RE
YEAR ENDING  12/31/2002
                            SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST
                          VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      ELIMIN       TOTAL

Sales                               1,766,793 1,811,997                 410,172  8,908,652              12,897,614


Costs and Exp
  Cost of Sales                       936,372   898,813                 185,911  6,260,620               8,281,716
  Operating & Gen Exp       344,806   525,973   566,302    94,885       163,637  1,778,582               3,474,185
  Depreciation                  666   101,444   143,009                  42,304    348,076                 635,499


    Total Costs & Exp       345,472 1,563,790 1,608,123    94,885       391,852  8,387,278            0 12,391,399


Other Income
  Dividends                 299,065                       182,845                              (410,548)    71,362
  Gain or Loss on Assets                                  (79,267)        1,225                            (78,042)
  Other Income                8,834     9,720     3,682    37,854         2,511      7,672                  70,272

Total Other Income          307,899     9,720     3,682   141,433         3,736      7,672     (410,548)    63,593


Other Expenses                         11,810    12,358                            107,522                 131,691


Inc Before Inc Taxes        (37,573)  200,913   195,197    46,548        22,056    421,523     (410,548)   438,115

Income Taxes               (113,878)   75,818    68,150   (47,275)       16,670    155,815                 155,300


Net Income                   76,305   125,095   127,047    93,823         5,386    265,708     (410,548)   282,816

Retained Earn, Beg        2,181,544   481,719   307,238 1,030,108       196,468  2,846,843     (490,017) 6,553,902


    Subtotal              2,257,849   606,814   434,284 1,123,931       201,854  3,112,551     (900,565) 6,836,718

Dividends Paid             (198,616)  (40,000)  (50,000) (161,028)      (67,500)  (131,836)     919,308    270,328


Retained Earn, End        2,059,233   566,814   384,284   962,903       134,354  2,980,715       18,743  7,107,046



C. T. WILLIAMS
& CO., INC.                                                                                   Exhibit A
CONSOLIDATING                                                                              Schedule 2 Page 1 of 2
BALANCE SHEET
12/31/02                    SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST
                          VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      ELIMIN       TOTAL
          ASSETS
Current Assets
  Cash & Cash Equivalents   612,056   178,894   236,419   (91,339)      119,292    372,537               1,427,859
  Accounts Receivable                 182,628   165,401     2,111        51,541  1,589,279               1,990,959
  Accts Rec - Other          87,442       277                               418                             88,137
  Accts Rec - Affiliates                1,341                                                                1,341
  Inventories                         166,834    84,537                            389,942                 641,313
  Funds                                                                                                          0
  Misc Cur & Accd Assets                                                  3,401      5,408                   8,808
  Prepayments                          32,378    28,297                   2,362     63,774                 126,812

    Total Current Assets    699,498   562,353   514,654   (89,229)      177,013  2,420,940            0  4,285,229

Investments at Cost
  Various Investments       189,594                       319,308                                          508,902
  Swest Va Energy                                          11,987                               (11,987)         0
  Swest Va Gas Common       477,380                                                            (477,380)         0
  Swest Va Gas Prefer        39,120                                                             (39,120)         0
  Midway Bottled Gas        379,187                                                            (379,187)         0
  Swest Va Gas Service      159,607                                                            (159,607)         0
  C. T. Williams Co.                                                                                             0
  Dumbarton Underground     135,000                                                            (135,000)         0

    Total Investments     1,379,888         0         0   331,295             0          0   (1,202,281)   508,902



Prop, Plant & Equip         278,583 1,076,107 1,139,302                 278,470  9,998,565              12,771,027
  Less: Accum Deprec         (5,170) (748,015) (730,633)               (149,060)(4,632,637)             (6,265,515)

Net Prop, Plant & Equip     273,413   328,092   408,669         0       129,410  5,365,928            0  6,505,512

Other Assets
  Notes Rec - Affiliat                                                                                0          0
  Goodwill                             61,663    28,933                                        (523,161)  (432,565)
  Other                                13,250     2,653   817,351                   59,813                 893,067

    Total Other Assets            0    74,914    31,586   817,351             0     59,813     (523,161)   460,502


Total Assets              2,352,799   965,358   954,909 1,059,417       306,423  7,846,681   (1,725,442)11,760,145


C. T. WILLIAMS                                                                                Exhibit A
& CO., INC.                                                                                Schedule 2 Page 2 of 2
CONSOLIDATING
BALANCE SHEET               SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST
12/31/02                  VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      ELIMIN       TOTAL

  LIABILITIES AND
STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable                  87   125,402   210,361                     722  1,142,487               1,479,058
  Accts Payable - Other                                                  (3,772)                            (3,772)
  Accts Pay - Affiliat                            1,341                                          (1,341)        (0)
  Notes Payable                                                                                                  0
  Notes Pay - Afiliat                                                                                            0
  Current Portion-LT Debt    12,500              28,195                            102,912                 143,607
  Taxes Payable                                           (28,786)       16,815     33,253                  21,282
  Dividends Payable                                                                    750                     750
  Other Accrd Exp & Pay      38,544    67,888    59,973                   7,352    372,225                 545,983
Total Current Liabil         51,131   193,289   299,871   (28,786)       21,118  1,651,627       (1,341) 2,186,909

Long Term Debt               22,500              85,857                          1,809,606               1,917,963
  Less Current Portion      (12,500)            (28,195)                          (102,912)               (143,607)

    Net Long Term Debt       10,000         0    57,662         0             0  1,706,694            0  1,774,356

Other Liabilities                                                                                                0

Deferred Credits
  Other Deferred Credits        208    41,723    53,485    93,350        15,952    251,881      (93,350)   363,248
  Defer Invest Tax Credit                                                           45,620                  45,620
  Defer Credits-Billed Gas                                                         729,129                 729,129
    Total Deferred Credits      208    41,723    53,485    93,350        15,952  1,026,630      (93,350) 1,137,997

Stockholders' Equity
  Preferred Stock                                                                   50,000      (50,000)         0
  Common Stock               49,654     5,000     2,000    31,950       135,000    402,613     (585,017)    41,200
  Treasury Stock                                                                                                 0
  Paid in Capital           182,572   158,532   157,607                             28,403     (507,059)    20,055
  Retained Earnings       2,059,233   566,814   384,284   962,903       134,354  2,980,715       18,743  7,107,046

Total Stckhlds' Equity    2,291,459   730,346   543,891   994,853       269,354  3,461,730   (1,123,332) 7,168,301

Total Liabil
   & Stkhlds' Equity      2,352,798   965,358   954,909 1,059,417       306,423  7,846,681   (1,218,023)12,267,563
